EXHIBIT 99.1
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                COMPTON - CALLUM AND HORSESHOE CANYON CBM UPDATE

FOR IMMEDIATE RELEASE                                          JANUARY 9, 2006

CALGARY, ALBERTA - COMPTON PETROLEUM CORPORATION (TSX - CMT, NYSE - CMZ) is pleased to provide an update on its Edmonton Horseshoe Canyon CBM potential and the results of its recent deep natural gas well at Callum.

CALLUM - 1,525 BOE/D WELL ON PRODUCTION

During the fourth quarter of 2005 Compton completed a 100% working interest natural gas well at Callum. The well was completed in a single sand and placed on continuous production on December 22, 2005. It has averaged approximately 1,525 boe/d, comprised of 7.6 mmcf/d of natural gas and 260 bbls/d of liquids, through the 16 days to January 6, 2006. The well is currently producing approximately 1,300 boe/d. As typical of tight gas, the Company anticipates the well will experience initial high decline rates. The well was drilled during the second quarter of 2005. Full diameter and sidewall cores from the well were analyzed and specialized core analysis techniques were used to assist in identifying more prospective intervals and appropriate completion fluids and methods to maximize production. The completion program was developed based upon these analyses. Only the lowermost sand in a stacked Belly River and Edmonton sequence has been completed. Compton plans to monitor and analyze this single zone performance before completing prospective uphole zones.

The Callum play is a series of over pressured, tight, thrusted Upper Cretaceous sandstones in the foothills of Southern Alberta. The play is unique to Canada and technically very complex. The closest analogs are in the Green River Basin in Wyoming. Compton is very encouraged by the initial well results as they appear to confirm the Company's geological, geophysical, and engineering models. The well has contributed significantly to understanding the reservoir and is a major step forward in the development of the Callum play.

2.7 TCF  CBM POTENTIAL

During 2005, Compton drilled and cored four Horseshoe Canyon coal bed methane pilots consisting of four to six wells each, for a total of 19 wells, on its lands in Southern Alberta. The Company has completed mapping and received core results on the four pilots. In-line flow testing is currently underway. Two additional pilots are in various stages of well licensing. Compton worked closely with Netherland, Sewell & Associates, Inc., the Company's independent reserve evaluators, throughout the pilot programs to assess the resource potential associated with the Company's Horseshoe Canyon coals. As of December 31, 2004, the Company had no reserves booked to the Edmonton Horseshoe Canyon formation.

Compton has determined the original gas-in-place in the Horseshoe Canyon coals to be approximately 3 Tcf (2.7 Tcf net to Compton). The gas-in-place number is restricted to the coals only, with no interbedded Edmonton sands, silts, or shales included. The Company currently has production from the Edmonton Horseshoe Canyon coals at Centron, Gladys, Brant, and Ghost Pine in Southern Alberta. Plans are underway to evaluate and quantify the potential of the Edmonton silts and sands on the Company's acreage.

The pilots confirmed the resource potential of approximately 760 (680 net) sections of Compton lands in Southern Alberta. As confirmed by logs, the remaining additional 200 sections of Company lands contain Edmonton sands and silts and thinner Horseshoe Canyon coals, but will require core confirmation of gas content. Additionally, the pilot evaluations did not include any potential gas that may be present in the overlying Ardley coals of the Scollard formation.

To date, Compton has drilled approximately 400 wells through the Edmonton Horseshoe Canyon formation into the underlying Belly River sands. The Company has initiated the re-completion of 40 Belly River wells for Edmonton Horseshoe Canyon CBM and in excess of 70 Belly River wells are scheduled for CBM re-completion in early 2006.

FORWARD LOOKING STATEMENTS

Certain information regarding the Company contained herein constitutes forward-looking statements under the meaning of applicable securities laws, including the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow, production, capital expenditures, and planned wells in 2006, and (ii) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Company business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards and mechanical failures, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators. The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

CORPORATE  INFORMATION

Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin. Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

For further information contact: E.G. Sapieha, President & CEO, N.G. Knecht, VP Finance & CFO, or C.M. King, Manager, Investor Relations. Telephone: (403) 237-9400, Fax (403) 237-9410.

Website: www.comptonpetroleum.com      Email: investorinfo@comptonpetroleum.com